Via Facsimile and U.S. Mail
Mail Stop 4720

April 29, 2010

Mr. Robert Eisman
Senior Managing Director and Chief Accounting Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: **Ambac Financial Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter ended June 30, 2009
File Number: 001-10777

Dear Mr. Eisman:

We have reviewed your March 12, 2010 response to our February 26, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings. In our comments, we have referred to your December 31, 2009 Form 10-K solely to determine your compliance with our outstanding comments and have not otherwise reviewed that filing.

Form 10-Q for the Fiscal Quarter ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Borrower Default Burnout, page 65

1.   We understand from your response to comment 1 pertaining to CDS that it has not been feasible to pursue the remedies described in your response and therefore you have not recognized contingent gains that may stem from these remedies. Please confirm our understanding. If you ever reasonably expect to record contingent gains that may stem from these remedies either as an asset prior to its realization,

or as a material component of CDS fair value, we request that you discuss the matter with us before filing.

2.   It remains unclear why you are not including interest and/or fees for loans which have not been liquidated or charged off in your subrogation recovery calculation, using the random sample or adverse sample approach, for those securitizations where such amounts are part of the sponsor's contractual obligation. Please tell us why you are not estimating these amounts in your calculation.

3.   Please refer to paragraph (iii) on page 7 of your response and address the following:
- Please tell us why you are not estimating a subrogation recoverable for the other 77% of the impaired loans in the population in light of your belief that there is an ample population of additional impaired loans where breaches of representations and warranties exist.
- Your disclosure appears to justify that no realization factor was applied to the adverse sample because you believe additional loans exist that may be successfully challenged in negotiations or litigation with the sponsors. Your disclosure in the random sample approach incorporates a realization factor, which is your view of the uncertainties surrounding the settlement negotiations and litigation processes. It is unclear as to your basis for not applying a realization factor to the adverse sample. Please advice.

4.   Please refer to the table and footnotes on page 9 of your response. Please revise the disclosure to link the gross claim liability, subrogation recoveries and net claim liability to the tabular disclosure on the page 139 of your 2009 Form 10K. Also revise the disclosure to reconcile the loss reserve and the gross potential recoveries per page 139 to the balance sheet.

5.   We acknowledge your response to comment 4. Please address the following:
- Revise the rollforward to clearly delineate (1) the recoveries first recognized in the current period and (2) increases(decreases) in recoveries that are a re-estimation of the opening balance. For example the additional transactions reviewed and the additional loan files reviewed for transactions where the adverse sample approach is used would be a component of recoveries first recognized in the current year;
- Quantify in the rollforward the change resulting from applying the random sample approach to transactions where the adverse sample approach was previously used; and
- Quantify in the rollforward the change resulting from additional loan files reviewed for transactions where the adverse sample approach is used. Also disclose the number of additional loan files that were reviewed.

6.   Please revise the disclosure to link the amount of credits and net par outstanding that make up your subrogation recoverable to the tabular disclosure shown on page 63 of your 2009 Form 10K, which shows the number of credits and net par

outstanding that make up your RMBS loss reserve. Also, disclose what you are netting in the net loss reserve.

7.   Please revise the disclosure to link the loss reserves and recoveries to the tabular disclosure shown on page 74 and 75 of your 2009 Form 10K.

* * * *

    Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

    Please contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant